August 30, 2005


Via Facsimile (212) 735-2000

Richard Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, New York 10036
(212) 735-3000

RE:	Gabelli Asset Management Inc.
      Schedule TO-I filed August 19, 2005
	File No. 005-56335

Dear Mr. Prins:

      We have the following comments on the above-referenced filing:

Schedule TO-I
Item 10.

1. We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please revise the disclosure document to include the summarized financial information specified by Item 1010(c). See Instruction 6 to Item 10 of Schedule TO and Q&A H.7 of the July 2001 Supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations available on our website at www.sec.gov. Please advise us on how you intend to disseminate this information to option holders.

Forward-Looking Statements, page 8

2. We reference your statement that except as required by law, you "undertake no obligation to make any revisions to the forward-looking statements contained in this offer to purchase or to update them to reflect events or circumstances occurring after the date of the offer to purchase." This statement seems inconsistent with your obligation to revise the offer materials to reflect any material changes in the information disseminated to option holders. See Rule 13e-4(e)(3). Please revise or delete.

Conditions of the Offer, page 12

3. In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is "triggered." However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

4. We refer to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. The phrase "regardless of the circumstances giving rise to them" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure found here and in the last paragraph.

5. We note your offer condition (a)(ii) regarding any event or events occurring that "in [your] reasonable judgment, could materially and adversely affect the business, condition (financial or other,)
income, operations or prospects of Gabelli. . . ."). Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, to which you refer, so that security holders will have the ability to objectively determine whether the condition has been triggered.
Please make this revision throughout your document, including, but not limited to, condition (b).

6. The last sentence of offer condition (a)(ii) is extremely broad and vaguely drafted. It allows you to terminate the offer if any change occurs that is or may be material to you or your subsidiaries. While we have permitted offer conditions premised on the existence of a material adverse change, which is somewhat of a term of art, your condition as currently written goes well beyond such a limit. Please revise to more precisely define the scope of this paragraph. Consider summarizing what you deem to be the "material benefits" you expect to realize from this offer. Please make this revision throughout your document, including, but not limited to, condition (b).

7. We note your statement that "[a]ny determination or judgment by us concerning the events described above will be final and binding on all parties." Please revise this sentence to more precisely define its scope. While you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.

Additional Information, page 16

8. Schedule TO does not permit "forward" incorporation.
Therefore, please ensure that you amend the Schedule TO to specifically reference the periodic reports you wish to incorporate, as they are filed. Please revise this disclosure as appropriate.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions